UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2013

Commission File Number: 1-11130

(Translation of registrant’s name into English)

3, avenue Octave Gréard 75007 Paris – France

(Address of principal executive offices)

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Alcatel-Lucent announces Q2 2013 Results

Encouraging revenue growth in key segments

and early progress in implementation of The Shift Plan

Key numbers for the second quarter 2013

•	Revenues of Euro 3,612 million, up 1.9% year-over-year, up 3.7% year-over-year at constant currency

•	Adjusted[2] gross profit of Euro 1,151 million or 31.9% of revenues

•	Adjusted[2] operating income[1] of Euro 46 million or 1.3% of revenues

•	Asset impairment charge of Euro (552) million

•	Free cash-flow of Euro (248) million

•	Net (debt)/cash of Euro (794) million as of June 30, 2013

Paris, July 30, 2013 - Alcatel-Lucent (Euronext Paris and NYSE: ALU) has today announced its second quarter 2013 results, reporting year-over-year revenue increase of 1.9% to Euro 3 612 million with particularly strong growth of more than 25% in its IP division compared to the same period last year, at constant exchange rates.

The gross margin was 31.9%, similar to last year and improving compared to Q1’13 as a result of higher volumes and a more favorable product mix.

Fixed cost savings accelerated in the second quarter to Euro 120 million, giving confidence in the Group’s ability to meet the full-year savings target, and leading to positive adjusted operating income of Euro 46 million in the quarter. Free cash-flow was Euro (248) million due, in particular, to a negative change in working capital requirement and higher restructuring costs.

As part of The Shift Plan, successful action has been taken to re-profile the debt, and the Group remains open to take advantage of further debt market opportunities. This is a key part of The Shift Plan. The measures already implemented mean Alcatel-Lucent has less than Euro 450 million in debt maturities before 2016.

Commenting on the Q2 results, Michel Combes, CEO Alcatel-Lucent said: “We are at the beginning of our journey towards 2015 and cash remains a challenge. Looking ahead, our clear focus will be maintaining a strict and disciplined approach to implementing The Shift Plan across all of its industrial, operational and financial dimensions.”

MAIN POINTS

Second quarter revenue increased 1.9% year-over-year and increased 12.0% sequentially to Euro 3,612 million. At constant currency exchange rates and perimeter, revenues increased 3.7% year-over-year and increased 11.6% sequentially. Networks & Platforms grew 8% year-over-year with IP growing more than 25%, Optics reducing its year-over-year decline rate from -15% in the first quarter to -5% in the second quarter, driven by WDM growth, and Platforms also witnessing strong performance. To a lower extent, we have seen some traction in our Fixed networks and Wireless activities, where LTE and vectoring growth were partially offset by declines in legacy technologies, as well as in Services, which benefited from networks roll-outs. Focused Businesses declined at a double-digit rate compared to the year-ago quarter, mainly driven by Submarine. Finally, the reduction in Managed Services continued, reflecting our restructuring efforts. From a geographic standpoint, also adjusted for constant currency and compared to the year ago period, North America, up nearly 20%, was the key driver for the total Group growth. Asia Pacific sequentially reduced the pace of its decline between the first quarter and the second quarter, with weakness in China being partially offset by continuous good traction in Japan. Western Europe showed encouraging trends in the quarter, resulting in nearly flat performance, while Eastern Europe declined at a double digit rate. Middle East and Africa grew 9%, offset by a slowdown in Central and Latin America, resulting in a 10% rate decline in the rest of world area.

Adjusted2 operating1 income of Euro 46 million or 1.3% of revenue. Gross margin came in at 31.9% of revenue for the quarter, compared to 31.8% in the year ago quarter and 29.4% in the first quarter 2013. The sequential increase in gross margin mainly resulted from higher volumes and favorable product mix. Operating expenses decreased -4.4% year-over-year on a reported basis and -4.3% adjusted for constant currency, reflecting results of our actions to streamline our cost structure, strongly focusing on SG&A expenses (decreasing -11.9% year-over-year on a reported basis and adjusted for constant currency decreased -12.7%). On a sequential basis, operating expenses declined at -1.9% as reported and decreased -3.0% at constant currency, also driven by SG&A (decreasing -4.3% quarter-over-quarter on a reported basis and decreasing -5.9% when adjusted for constant currency).

Second quarter reported net loss (group share) of Euro (885) million or Euro (0.39) per share. This includes restructuring charges of Euro (194) million, an impairment charge of Euro (552) million resulting from the impairment test review of our assets carried at the end of the second quarter 2013, using assumptions consistent with The Shift Plan documentation, and Euro (180) million of financial loss, which included Euro (108) million of interest charges, Euro (26) million of net loss on debts repurchased during the quarter and Euro (24) million of pension and OPEB financial component.

The reported net loss (group share) also includes Purchase Price Adjustments (PPA entries in relation to the Lucent business combination) of Euro (22) million pre-tax or Euro (14) million after tax.

Net (debt)/cash of Euro (794) million, versus Euro (358) million of net debt as of March 31, 2013. The sequential increase in net debt of Euro (436) million reflects an adjusted operating income of Euro 46 million, which was more than offset by a negative change in operating working capital requirement Euro (98) million mainly driven by an increase in inventories, by interest paid of Euro (58) million, taxes paid of Euro (21) million, restructuring cash outlays of Euro (114) million, contribution to pensions and OPEB of Euro (49) million and capital expenditures of Euro (106) million. The level of receivables sold without recourse increased by Euro 86 million to Euro 1,049 million as of June 30, 2013.

Funded status of Pensions and OPEB of Euro (96) million at end of June, compared to Euro (422) million as of March 31, 2013. Excluding currency impact, this deficit narrowing mainly results from a decrease of our benefit obligations of Euro 1,348 million due to the increase of more than 45 bps in the discount rates used for pensions and post-retirement healthcare plans, and from a one-time credit of Euro 36 million related to plan amendments (the Auxad French supplemental pension plan), both of which were partially offset by a decline of Euro (858) million of actual return of the plan assets, driven by the decrease of the bonds portfolio value, and Euro (235) million of interest cost. The net effect of currency change was negligible on the funded status this quarter.

Alcatel-Lucent reminds that according to the regulatory perspective – which determines the funding requirements- and to preliminary assessment of the company’ US plans, no extra funding contribution will be required through at least 2016.

Issuance of convertible bonds and repurchases of notes and convertible bonds. Consistent with The Shift Plan, we reprofiled part of our 2014 to 2016 maturities as follows:

•

Between April and July, we made cash tender offers for the repurchase and cancellation of notes and bonds maturing between 2014 and 2016 for a total cash amount paid of Euro 1,242 million (excluding accrued interest), representing an aggregate nominal value of Euro 1,194 million;

•

In June, we issued a convertible bond (OCEANE), maturing July 1, 2018. It carries a 4.25% annual interest rate and the conversion price is Euro 1.80, equivalent to a conversion premium of 37%. The proceeds of this offering were approximately Euro 621 million, representing a nominal value of Euro 629 million.

Finally, prior to the Shift Plan announcement, we also made an offer to purchase and cancel outstanding Alcatel-Lucent USA Inc. 2.875% Series B convertible bonds due June 2025, using U.S.$764 million in cash, corresponding to a nominal value of U.S.$764 million, representing approximately 99.8% of such bonds.

REPORTED RESULTS

In the second quarter, the reported net loss (group share) was Euro (885) million or Euro (0.39) per diluted share (USD (0.51) per ADS) including the negative after tax impact from Purchase Price Allocation entries of Euro (14) million.

Reported Profit & Loss	Second	Second	% change	First	% change
Statement	quarter	quarter	y-o-y	quarter	q-o-q
(In Euro million except for EPS)	2013	2012	(% or pt)	2013	(% or pt)
Revenues	3,612	3,546	1.9%	3,226	12.0%
Gross profit	1,151	1,126	2.2%	947	21.5%
in % of revenues	31.9%	31.8%	0.1 pt	29.4%	2.5 pt
Operating income / (loss)(1)	24	(85)	Nm	(202)	Nm
in % of revenues	0.7%	-2.4%	3.1 pt	-6.3%	7.0 pt
Net income (loss) (Group share)	(885)	(396)	Nm	(353)	Nm
EPS diluted (in Euro)	(0.39)	(0.17)	Nm	(0.16)	Nm
E/ADS* diluted (in USD)	(0.51)	(0.22)	Nm	(0.20)	Nm
Number of diluted shares (million)	2,271.3	2,268.4	0.1%	2,268.8	0.1%

2012 figures are represented to reflect the impacts of the retrospective application of IAS 19 revised “Employee Benefits” and IFRS 11 “Joint Arrangements” (see Note 4 of the consolidated financial statements).

*E/ADS calculated using the US Federal Reserve Bank of New York noon Euro/dollar buying rate of USD 1.3010 as of June 30, 2013; 1.2668 as of June 30, 2012 and USD 1.2816 as of March 31, 2013.

ADJUSTED RESULTS

In addition to the reported results, Alcatel-Lucent is providing adjusted results in order to provide meaningful comparable information, which exclude the main non-cash impacts from Purchase Price Allocation (PPA) entries in relation to the Lucent business combination. The second quarter 2013 adjusted2 net loss (group share) was Euro (871) million or Euro (0.38) per diluted share (USD (0.50) per ADS), which includes restructuring charges of Euro (194) million, an impairment of assets charge of Euro (552) million, a post-retirement benefit plan amendment gain of Euro 41 million, a net financial loss of Euro (180) million, an adjusted tax charge of Euro (36) million, and non-controlling interest charge of Euro 2 million.

Adjusted Profit & Loss	Second	Second	% change	First	% change
Statement	quarter	quarter	y-o-y	quarter	q-o-q
(In Euro million except for EPS)	2013	2012	(% or pt)	2013	(% or pt)
Revenues	3,612	3,546	1.9%	3,226	12.0%
Gross profit	1,151	1,126	2.2%	947	21.5%
in % of revenues	31.9%	31.8%	0.1 pt	29.4%	2.5 pt
Operating income / (loss)(1)	46	(30)	Nm	(179)	Nm
in % of revenues	1.3%	-0.8%	2.1 pt	-5.5%	6.8 pt
Net income (loss) (Group share)	(871)	(363)	Nm	(339)	Nm
EPS diluted (in Euro)	(0.38)	(0.16)	Nm	(0.15)	Nm
E/ADS* diluted (in USD)	(0.50)	-0.20	Nm	(0.19)	Nm
Number of diluted shares (million)	2,271.3	2,268.4	0.1%	2,268.8	0.1%

2012 figures are represented to reflect the impacts of the retrospective application of IAS 19 revised “Employee Benefits” and IFRS 11 “Joint Arrangements” (see Note 4 of the consolidated financial statements).

*E/ADS calculated using the US Federal Reserve Bank of New York noon Euro/dollar buying rate of USD 1.3010 as of June 30, 2013; 1.2668 as of June 30, 2012 and USD 1.2816 as of March 31, 2013.

KEY FIGURES

2012 figures are represented to reflect the impacts of the retrospective application of IAS 19 revised “Employee Benefits” and IFRS 11 “Joint Arrangements” (see Note 4 of the consolidated financial statements).

Geographic breakdown	Second	Second	% change	First	% change
of revenues	quarter	quarter	y-o-y	quarter	q-o-q
(In Euro million)	2013	2012	(% or pt)	2013	(% or pt)
North America	1,637	1,398	17.1%	1,545	6.0%
Asia Pacific	587	620	-5.3%	467	25.7%
Europe	878	944	-7.0%	771	13.9%
RoW	510	584	-12.7%	443	15.1%
Total group revenues	3,612	3,546	1.9%	3,226	12.0%

Group breakdown	Second	second	% change	First	% change
of revenues	quarter	quarter	y-o-y	quarter	q-o-q
(In Euro million)	2013	2012	(% or pt)	2013	(% or pt)
Networks and Platforms	3,063	2,891	5.9%	2,713	12.9%
- o/w IP	624	516	20.9%	493	26.6%
- o/w Optics	422	454	-7.0%	342	23.4%
- o/w Wireless	1,010	1,021	-1.1%	966	4.6%
- o/w Fixed Networks	468	453	3.3%	405	15.6%
- o/w Platforms	262	213	23.0%	226	15.9%
- o/w Services	285	233	22.3%	293	-2.7%
- o/w Eliminations	(8)	1	Nm	(12)	Nm
Focused Businesses	272	333	-18.3%	244	11.5%
Managed Services	215	252	-14.7%	204	5.4%
Other and Eliminations	62	70	Nm	65	Nm
Total group revenues	3,612	3,546	1.9%	3,226	12.0%

Breakdown of group	Second	Second	% change	First	% change
operating income (1) (loss)	quarter	quarter	y-o-y	quarter	q-o-q
(in Euro million)	2013	2012	(% or pt)	2013	(% or pt)
Networks and Platforms	81	(3)	Nm	(107)	Nm
In % of revenues	2.6%	-0.1%	2.7 pt	-3.9%	6.5 pt
Focused Businesses	19	29	Nm	(9)	Nm
In % of revenues	7.0%	8.7%	-1.7 pt	-3.7%	10.7 pt
Managed Services	(3)	(28)	Nm	(5)	Nm
In % of revenues	-1.4%	-11.1%	9.7 pt	-2.5%	1.1 pt
Other and Eliminations	(51)	(28)	Nm	(58)	Nm
Total group op. income (loss)	46	(30)	Nm	(179)	Nm
In % of revenues	1.3%	-0.8%	2.1 pt	-5.5%	6.8 pt

Cash Flow highlights	Second quarter	First quarter	Second quarter
(In Euro million)	2013	2013	2012
Net (debt)/cash at beginning of period	(358)	147	778
Adjusted operating income / (loss)	46	(179)	(30)
Depreciation & Amort and adjusted OP non cash (1)	210	181	213
Op. Cash Flow before change in WCR*	256	2	183
Change in operating WCR	(98)	(72)	(175)
Change in other working capital (2)	(58)	(74)	(191)
Operating Cash Flow (3)	100	(144)	(183)
Interest	(58)	(101)	(24)
Taxes	(21)	(28)	(38)
Cash contribution to pension & OPEB	(49)	(43)	(55)
Restructuring cash outlays	(114)	(100)	(80)
Cash flow from operating activities	(142)	(416)	(380)
Capital expenditures (incl. R&D cap.)	(106)	(117)	(130)
Free Cash Flow	(248)	(533)	(510)
Discontinued, Cash from financing & Forex	(188)	28	1
Change in net(debt)/cash position	(436)	(505)	(509)
Net (debt)/cash at end of period	(794)	(358)	269

* Before changes in working capital, interest/tax paid, restructuring cash outlay and pension & OPEB cash outlay

1) non cash items included in adjusted OP.

2) Changes in other working capital and cash impacts of P&L items below adjusted OP.

Statement of position - Assets	June 30,	March 31,	June 30,
(In Euro million)	2013	2013	2012
Total non-current assets	9,989	10,900	12,532
of which Goodwill & intangible assets, net	4,378	5,065	6,120
of which Prepaid pension costs	2,667	2,808	2,798
of which Other non-current assets	2,944	3,027	3,614
Total current assets	10,461	11,819	11,447
of which OWC assets	4,597	4,611	5,471
of which other current assets	931	959	968
of which marketable securities, cash & cash equivalents	4,933	6,249	5,008
Total assets	20,450	22,719	23,979

Statement of position - Liabilities and equity	June 30,	March 31,	June 30,
(In Euro million)	2013	2013	2012
Total equity	2,195	2,933	4,244
of which attributable to the equity owners of the parent	1,463	2,191	3,376
of which non controlling interests	732	742	868
Total non-current liabilities	10,567	11,874	11,308
of which pensions and other post-retirement benefits	4,369	4,824	6,262
of which long term debt	5,113	5,915	4,000
of which other non-current liabilities	1,085	1,135	1,046
Total current liabilities	7,688	7,912	8,427
of which provisions	1,591	1,656	1,479
of which short term debt	600	779	844
of which OWC liabilities	4,154	4,137	4,717
of which other current liabilities	1,343	1,340	1,387
Total liabilities and shareholder’s equity	20,450	22,719	23,979

BUSINESS COMMENTARY

NETWORKS & PLATFORMS

For the second quarter 2013, revenues for Networks & Platforms were Euro 3,063 million, an increase of 5.9% compared to Euro 2,891 million in the year-ago quarter and a 12.9% increase compared to Euro 2,713 million in the first quarter 2013. At constant currency exchange rates, Networks & Platforms revenues increased 8.1% year-over-year and increased 12.5% sequentially. The segment posted an adjusted2 operating1 income of Euro 81 million or an operating margin of 2.6% compared to an adjusted2 operating1 loss of Euro (3) million or a margin of -0.1% in the year-ago period.

Key highlights:

•

Revenues for the IP division were Euro 624 million, increasing 20.9% from the year ago quarter and 25.6% at constant currency, driven by strength in our edge routers and carrier ethernet switches across all regions, especially in the US and APAC, as well as a return to growth in EMEA. We are also seeing continued interest in the combination of our IP and Optical portfolios, as evidenced by wins with Wind Telecommunications in Italy and Epsilon in Singapore, who are each leveraging both portfolios to meet data demands. Our IP Core router is gaining further traction, with a number of new 7950 XRS wins in the quarter, including the world’s largest global Internet Exchange Point, the DE-CIX in Frankfurt, Germany, for a total of 10 wins and more than 20 trials to date. Nuage Networks™, our venture focused on software defined networking (SDN) solutions, is seeing success in the market, with a number of active trials, with particular interest in North America and Europe.

•

Revenues for the Optics division were Euro 422 million, a decrease of 7.0% from the year-ago quarter. Our WDM portfolio showed mid-single digit growth in the quarter, led by the US and APAC, as well as strong progress in our order book, growing almost 40% year-over-year. This growth partly offset the continued declines in our legacy products, now representing 25% of our optical revenues. Our 1830 Photonic Service Switch represented 31% of optical revenues in the second quarter, and it has now been deployed with more than 290 customers across the world. We continue to be a strong player in the 100G market as shipments now represent 27% of total WDM line cards shipments in Q2’13, compared to 19% in Q1’13.

•

Revenues for the Wireless division were Euro 1,010 million, a decline of 1.1% from the year-ago quarter. Trends from the first quarter continued into the second, where we witnessed strong growth in LTE and RFS, which was offset by an overall decline in 2G/3G technologies. Our CDMA revenues now represent approximately 20% of wireless revenues, and for the first time were surpassed by LTE revenues, as the US continues to drive growth in LTE. In the quarter, we also continued to focus on driving small cell adoption, as our technology was recently selected by Verizon Wireless and Bouygues Telecom in France to help add capacity and coverage to their mobile networks. Furthermore, the lightRadio™ Metro Radio that was unveiled with China Mobile in the first quarter, was recently used to provide live TD-LTE coverage at Mobile Asia Expo.

•

Revenues for the Fixed Networks division were Euro 468 million, an increase of 3.3% from the year-ago quarter, reflecting continued strong growth in copper, especially in the US and Europe. This was partially offset by weakness in ONT fiber products, representing now less than 30% of fixed networks products. Our VDSL2 vectoring products are now being used by 13 customers, including 2 new contracts in the second quarter, in addition to be involved in more than 45 trials. Leveraging our vectoring technology, we recently conducted, along with A1, a subsidiary of Telekom Austria Group, the first trial of our G.fast Vectoring innovation that can upgrade existing copper networks into ultra-broadband access systems capable of delivering speeds of up to 1 gigabit per second.

•

Revenues for the Platforms division were Euro 262 million, an increase of 23.0% from the year-ago quarter. In the quarter, we saw good traction across most activities within the Platforms division, particularly Advanced Communications (IMS), Subscriber Data Management, the Motive Customer Experience Solutions business (CxS) and Payment & Charging businesses. The basis for growth in these businesses has primarily been the introduction of LTE services such as Voice over LTE (VoLTE), trends towards shared data plans as well as overall smartphone proliferation on networks. Deutsche Telekom selected Alcatel-Lucent and our CloudBand portfolio as a trial partner for their Terastream project; one of the most advanced Network Function Virtualization implementation projects in the industry.

•

Revenues for the Services division were Euro 285 million, an increase of 22.3% from the year-ago quarter. Strong growth continued in Network Build and Implementation (NBI) as well as Integration Services, both of which benefitted from network rollouts in the US. We were recently awarded a three year frame agreement to provide a mobile video optimization solution to Norway’s Telenor Group, which included our professional services.

•

The improvement in adjusted operating margin from the year-ago quarter reflects the positive impact of higher volumes and favorable shifts in product and geographical mix, with particularly strong contribution from the IP routing and improved contributions from Optics and Platforms.

FOCUSED BUSINESSES

For the second quarter 2013, revenues for the Focused Businesses segment were Euro 272 million, a decrease of -18.3% compared to Euro 333 million in the year-ago quarter and an increase of 11.5% compared to Euro 244 million in the first quarter 2013. At constant currency exchange rates, Focused Businesses revenues decreased -18.9% year-over-year and increased 11.9% sequentially. The segment posted an adjusted2 operating1 income of Euro 19 million or 7.0% of revenues, compared to an adjusted2 operating1 income of Euro 29 million or a margin of 8.7% in the year-ago quarter.

Key highlights:

•

Revenues from our Focused Businesses decreased -18.3% in the second quarter with declines in both our Enterprise and Submarine businesses. Within our Enterprise business, the continuous single-digit decline in our legacy voice telephony business, remained in-line with market evolution, and was partially offset by strength in Unified Communications and acceleration of traction in network infrastructure, both growing at a double-digit rate. Our Submarine business witnessed its first period of sequential growth in over a year, accompanied by robust order book growth. In the quarter, we signed 8 new contracts including the Bay of Bengal Gateway consortium and Telkom Indonesia.

•	While revenues declined during the quarter, adjusted operating margin of our Focused Businesses remained resilient.

MANAGED SERVICES

For the second quarter of 2013, revenues in our Managed Services business were Euro 215 million, a decrease of -14.7% compared to Euro 252 million in the year-ago quarter and an increase of 5.4% compared to Euro 204 million in the first quarter 2013. At constant currency exchange rates, our Managed Services business declined -13.1% compared to the year-ago quarter and increased 6.4% sequentially. The business posted an adjusted2 operating1 loss of Euro (3) million or -1.4% of revenues, compared to an adjusted2 operating1 loss of Euro (28) million or a margin of -11.1% in the year-ago quarter.

Key highlights:

•

Revenues from our Managed Services decreased 14.7%, as our efforts to restructure this business continue to impact revenues. As of the second quarter of 2013, we have successfully addressed 14 of the 15 planned contracts as part of our Performance Program. In parallel, we have entered into 5 new and extension contracts, including Surfline in Africa, where we will build, operate and manage their 4G LTE network.

•

The strong year-over-year improvement in the adjusted operating margin of the Managed Services business reflects ongoing actions to reduce the cost structure of this business, resulting mainly from exiting and restructuring contracts as part of our Performance Program.

Alcatel-Lucent will host a press and analyst conference at 1 p.m. CET which will be available live via conference call or audio webcast. All details on www.alcatel-lucent.com/2q2013.

Notes

The Board of Directors of Alcatel-Lucent met on July 29, 2013, examined the Group’s condensed consolidated financial statements at June 30, 2013, and authorized their issuance.

These condensed consolidated financial statements are unaudited. They are available on our website http://www.alcatel-lucent.com/2q2013

1-

Operating income (loss) is the Income (loss) from operating activities before restructuring costs, litigations, impairment of assets, gain (loss) on disposal of consolidated entities and post-retirement benefit plan amendments.

2-	“Adjusted” refers to the fact that it excludes the main impacts from Lucent’s purchase price allocation.

3-	“Operating cash-flow” is defined as cash-flow after changes in working capital and before interest/tax paid, restructuring cash outlay and pension & OPEB cash outlay.

2013 Upcoming events

October 31, 2013: Third quarter 2013 results

About Alcatel-Lucent (Euronext Paris and NYSE: ALU)

Alcatel-Lucent is at the forefront of global communications, providing products and innovations in IP and cloud networking, as well as ultra-broadband fixed and wireless access to service providers and their customers, enterprises and institutions throughout the world.

Underpinning Alcatel-Lucent in driving the industrial transformation from voice telephony to high-speed digital delivery of data, video and information is Bell Labs, an integral part of Alcatel-Lucent and one of the world’s foremost technology research institutes, responsible for countless breakthroughs that have shaped the networking and communications industry. Alcatel-Lucent innovations have resulted in the company being recognized by Thomson Reuters as a Top 100 Global Innovator, as well as being named by MIT Technology Review as amongst 2012’s Top 50 “World’s Most Innovative Companies”. Alcatel-Lucent has also been recognized for innovation in sustainability, being ranked Technology Supersector Leader by the Dow Jones Sustainability Index in 2012 for making global communications more sustainable, affordable and accessible, all in pursuit of the company’s mission to realize the potential of a connected world.

With revenues of Euro 14.4 billion in 2012, Alcatel-Lucent is listed on the Paris and New York stock exchanges (Euronext and NYSE: ALU). The company is incorporated in France and headquartered in Paris.

For more information, visit Alcatel-Lucent on: http://www.alcatel-lucent.com, read the latest posts on the Alcatel-Lucent blog http://www.alcatel-lucent.com/blog and follow the Company on Twitter: http://twitter.com/Alcatel_Lucent.

ALCATEL-LUCENT PRESS CONTACTS

SIMON POULTER	simon.poulter@alcatel-lucent.com	T : +33 (0)1 40 76 50 84
VALERIE LA GAMBA	valerie.la_gamba@alcatel-lucent.com	T : + 33 (0)1 40 76 49 91

ALCATEL-LUCENT INVESTOR RELATIONS
FRANK MACCARY	frank.maccary@alcatel-lucent.com	T : + 33 (0)1 40 76 12 11
TOM BEVILACQUA	thomas.bevilacqua@alcatel-lucent.com	T : + 1 908-582-7998
CORALIE SPAETER	coralie.spaeter@alcatel-lucent.com	T : +33 (0)1 40 76 49 08

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS

Except for historical information, all other information in this presentation consists of forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, as amended. These forward looking statements include statements regarding the future financial and operating results of Alcatel-Lucent, such as for example “gradual recovery expected” and “confidence to our full-year savings target”. Words such as “will,” “expects,” “looks to,” “anticipates,” “targets,” “projects,” “intends,” “guidance”, “maintain”, “plans,” “believes,” “estimates,” “aim,” “goal,” “outlook,” “momentum,” “continue,” “reach,” “confident in,” “objective,” variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical facts. These forward-looking statements are not guaranties of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess, including broad trends not within our control such as the economic climate in the world, and in particular in those geographical areas where we are most active. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements, in particular with regard to product demand being as expected, of which a continued significant growth in some of our activities (and in particular those to which we have decided to focus our resources), our ability to obtain the price we estimated by a given date for those activities we want to divest, to improve our level of free cash-flow, or to achieve all the goals of our Performance Program and of our Shift Plan, including headcount reduction, product mix and site rationalization, and to exit unprofitable contracts and markets at a reasonable cost. These risks and uncertainties are also based upon a number of factors including, among others, our ability to realize the full value of our existing and future intellectual property portfolio in a complex technological environment (including defending ourselves in infringement suits and licensing on a profitable basis our patent portfolio), our ability to operate effectively in a highly competitive industry and to correctly identify and invest in the technologies that become commercially accepted, demand for our legacy products and the technologies we pioneer, the timing and volume of network roll-outs and/or product introductions, difficulties and/or delays in our ability to execute on our other strategic plans, our ability to efficiently co-source or outsource certain business processes and more generally control our costs and expenses, the risks inherent in long-term sales agreements, exposure to the credit risk of customers or foreign exchange fluctuations, reliance on a limited number of suppliers for the components we need, the social, political risks we may encounter in any region of our global operations, the costs and risks associated with pension and postretirement benefit obligations and our ability to avoid unexpected contributions to such plans, changes to existing regulations or technical standards, existing and future litigation, compliance with environmental, health and safety laws, our ability to procure financing for our operations at an affordable cost, and the impact of each of these factors on our results of operations and cash. For a more complete list and description of such risks and uncertainties, refer to Alcatel-Lucent’s Annual Report on Form 20-F for the year ended December 31, 2012, as well as other filings by Alcatel-Lucent with the US Securities and Exchange Commission. Except as required under the US federal securities laws and the rules and regulations of the US Securities and Exchange Commission, Alcatel-Lucent disclaims any intention or obligation to update any forward-looking statements after the distribution of this presentation, whether as a result of new information, future events, developments, changes in assumptions or otherwise.

ADJUSTED PROFORMA RESULTS

In Euro million except for EPS	Q1-2013			Q2-2013			H1-2013
(unaudited)	Reported	PPA	Adjusted	Reported	PPA	Adjusted	Reported	PPA	Adjusted
Revenues	3,226		3,226	3,612		3,612	6,838		6,838
Cost of sales (a)	(2,279)		(2,279)	(2,461)		(2,461)	(4,740)		(4,740)
Gross Profit	947	0	947	1,151	0	1,151	2,098	0	2,098
Administrative and selling expenses (b)	(542)	8	(534)	(519)	8	(511)	(1,061)	16	(1,045)
Research and Development costs (c)	(607)	15	(592)	(608)	14	(594)	(1,215)	29	(1,186)
Operating income (loss) (1)	(202)	23	(179)	24	22	46	(178)	45	(133)

Restructuring costs	(122)		(122)	(194)		(194)	(316)		(316)
Impairment of assets	0		0	(552)		(552)	(552)		(552)
Post-retirement benefit plan amendment	55		55	41		41	96		96
Litigations	(2)		(2)	(1)		(1)	(3)		(3)
Gain/(loss) on disposal of consolidated entities	2		2	0		0	2		2
Income (loss) from operating activities	(269)	23	(246)	(682)	22	(660)	(951)	45	(906)

Financial result (net)	(152)	0	(152)	(180)	0	(180)	(332)	0	(332)
Share in net income(losses) of equity affiliates	2		2	1		1	3		3
Income tax benefit (expense) (d)	51	(9)	42	(28)	(8)	(36)	23	(17)	6
Income (loss) from continuing operations	(368)	14	(354)	(889)	14	(875)	(1,257)	28	(1,229)
Income (loss) from discontinued activities	(1)		(1)	2		2	1		1
Net Income (loss)	(369)	14	(355)	(887)	14	(873)	(1,256)	28	(1,228)

of which : Equity owners of the parent	(353)	14	(339)	(885)	14	(871)	(1,238)	28	(1,210)
Non-controlling interests	(16)		(16)	(2)		(2)	(18)		(18)

Earnings per share : basic	(0.16)		(0.15)	(0.39)		(0.38)	(0.55)		(0.53)
Earnings per share : diluted	(0.16)		(0.15)	(0.39)		(0.38)	(0.55)		(0.53)

(1)	Income (loss) from operating activities before restructuring costs, impairment of assets, gain / (loss) on disposal of consolidated entities, litigations and post-retirement benefit plan amendment

Corresponds to the measure of operating income (loss) of the segments (refer to note 5 of the consolidated financial statements at June 30, 2013).

PPA : Purchase Price Allocation entries related to Lucent business combination

Nature of PPA - non cash amortization charges included in Reported Accounts but excluded from Adjusted Accounts (cf. Note 3 to our Consolidated Financial Statements as of December 31, 2009)

These impacts are non recurring due to the different amortization periods depending of the nature of the adjustments, as indicated herefater.

(a)	Depreciation of the reevaluation to fair value of productive tangible assets

(b)	Amortization of intangibles assets - long term customer relationship (5-8 years)

(c)	Amortization of intangibles assets : Acquired technologies (5-10 years) and In Process R&D (5-7 years)

(d)	Normative tax impact at 39% on above PPA adjustments excluding goodwill impairment

RESTATEMENT OF 2012 BREAKDOWN BY OPERATING SEGMENTS

In Euro Million
Revenues	Q2’13	Q1’13	FY’12	Q4’12	Q3’12	Q2’12
Networks and Platforms	3,063	2,713	11,924	3,445	2,984	2,891
IP	624	493	2,141	619	542	516
Optics	422	342	1,825	529	437	454
Wireless	1,010	966	4,069	1,093	1,034	1,021
Fixed Networks	468	405	1,796	490	480	453
Platforms	262	226	1,047	398	214	213
Services	285	293	1,060	325	282	233
Other & eliminations	(8)	(12)	(14)	(9)	(5)	1
Focused Businesses	272	244	1,236	302	288	333
Managed Services	215	204	1,000	276	259	252
Other and Eliminations	62	65	289	73	69	70
Total	3,612	3,226	14,449	4,096	3,600	3,546

Adj. operating income (loss)	Q2’13	Q1’13	FY’12	Q4’12	Q3’12	Q2’12
Networks and Platforms	81	(107)	(89)	136	(70)	(3)
in % of revenues	2.6%	-3.9%	-0.7%	3.9%	-2.3%	-0.1%
Focused Businesses	19	(9)	42	4	(5)	29
in % of revenues	7.0%	-3.7%	3.4%	1.3%	-1.7%	8.7%
Managed Services	(3)	(5)	(132)	(4)	(30)	(28)
in % of revenues	-1.4%	-2.5%	-13.2%	-1.4%	-11.6%	-11.1%
Other and Elimination	(51)	(58)	(84)	(21)	(21)	(28)
Total	46	(179)	(263)	115	(126)	(30)
in % of revenues	1.3%	-5.5%	-1.8%	2.8%	-3.5%	-0.8%

PRELIMINARY NEW STRUCTURE

In Euro Million
Revenues	Q2’13	Q1’13	Q2’12
Core Networking	1,571	1,310	1,474
IP Routing	624	494	516
IP Transport	531	429	620
IP Platforms	416	387	338
Access	1,827	1,711	1,837
Wireless Access	1,071	1,025	1,045
Fixed Access	525	465	512
Licensing	16	17	28
Managed Services	215	204	252
Other	243	232	258
Eliminations	-29	-27	-23
Total group revenues	3,612	3,226	3,546

Adj. operating income (loss)	Q2’13	Q1’13	Q2’12
Core Networking	136	(13)	0
in % of revenues	8.7%	-1.0%	0.0%
Access	(74)	(133)	4
in % of revenues	-4.1%	-7.8%	0.2%
Other	(16)	(33)	(34)
in % of revenues	-6.6%	-14.2%	-13.2%
Total	46	(179)	(30)
in % of revenues	1.3%	-5.5%	-0.8%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 30, 2013	Alcatel Lucent

	By:	/s/ Paul Tufano
	Name:	Paul Tufano
	Title:	Chief Operating Officer and Chief Financial Officer